Exhibit 14

USANA HEALTH SCIENCES, INC.

CODE OF ETHICS FOR DIRECTORS AND EMPLOYEES

This Code of Ethics for Directors and Employees (the “Code”) has been adopted by the Board of Directors (the “Board”) of USANA Health Sciences, Inc. (the “Company”). The purpose of this Code is to encourage directors, officers, and employees of the Company to conduct themselves in an ethical manner and to deter them from wrongdoing in the course of the Company’s business. This Code has been adopted pursuant to listing standards of the New York Stock Exchange which are applicable to the Company as well as the rules and regulations that have been promulgated by the U.S. Securities and Exchange Commission (the “SEC”).

1.     Covered Persons. The persons who shall be covered by this Code are all members of the Company’s Board and all of the Company’s employees, including officers of the Company. These persons are hereafter collectively referred to as “Directors and Employees.”

2.     Honest and Ethical Behavior. The Directors and Employees shall act in an honest and ethical manner in conducting the business of the Company. All Directors and Employees are required to be familiar with the Code, comply with its provisions and report any suspected violations as described below in Paragraph 10, below, “Reports of Violations of this Code.”

3.     Conflicts of Interest.

3.1     A conflict of interest occurs when an individual’s private interest (or the interest of a member of his or her family) interferes, or even appears to interfere, with the interests of the Company as a whole. A conflict of interest can arise when a Director or Employee (or a member of his or her family) takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interest also arise when a Director or Employee (or a member of his or her family) receives improper personal benefits as a result of his or her position in the Company.

3.2     Loans by the Company to, or guarantees by the Company of obligations of, employees or their family members are of special concern and could constitute improper personal benefits to the recipients of such loans or guarantees, depending on the facts and circumstances. Loans by the Company to, or guarantees by the Company of obligations of, any Director or officer or their family members are expressly prohibited.

3.3     Whether or not a conflict of interest exists or will exist can be unclear. Conflicts of interest should be avoided unless specifically authorized as described in Paragraph 3.4.

3.4     Persons other than Directors and executive officers who have questions about a potential conflict of interest or who become aware of an actual or potential conflict should discuss the matter with, and seek a determination and prior authorization or approval from, their supervisor or the General Counsel. A supervisor may not authorize or approve conflict of interest matters or make determinations as to whether a problematic conflict of interest exists without first providing the General Counsel with a written description of the activity and seeking the General Counsel’s written approval. If the supervisor is herself or himself involved in the potential or actual conflict, the matter should instead be discussed directly with the General Counsel. Directors and executive officers must seek determinations and prior authorizations or approvals of potential conflicts of interest exclusively from the Audit Committee of the Board.

4.     Corporate Opportunities. The Directors and Employees may not (a) take for themselves personal opportunities that are discovered through the use of Company property, information or position; (b) use Company property, information or position for personal gain; or (c) directly or indirectly compete with the Company. The Directors and Employees owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

5.     Fair Dealing. The Directors and Employees should endeavor to deal fairly with the Company’s customers, suppliers, and competitors. None should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair dealing practice.

6.     Protection of Company Assets.

6.1     All Directors and Employees should protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability and are prohibited.

6.2     All Company assets should be used only for legitimate business purposes, though incidental personal use may be permitted. Any suspected incident of fraud or theft should be reported for investigation immediately.

6.3     The obligation to protect Company assets includes the Company’s proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business and marketing plans, engineering and manufacturing ideas, designs, databases, records and any non-public financial data or reports. Unauthorized use or distribution of this information is prohibited and could also be illegal and result in civil or criminal penalties.

7.     Confidentiality. The Directors and Employees must maintain the confidentiality of information entrusted to them by the Company or its customers, except when disclosure is authorized or legally required. Confidential information includes all non-public information (regardless of its source) that might be of use to the Company’s competitors or harmful to the Company or its customers, suppliers or partners if disclosed.

8.     Disclosures to the SEC and to the Public. The Company is required from time to time to file reports and documents with the SEC (the “Reports”). Additionally, the Company may from time to time make other required or permitted disclosures to the public (“Public Disclosures”).

8.1     Whenever a Director or Employee shall have responsibility for the preparation of these Reports and/or Public Disclosures, or shall be involved in the process of preparing such Reports and/or Public Disclosures, the Director or Employee shall take reasonable steps to ensure that they are materially accurate and complete, that they are reasonably understandable to an average, adult investor, and, if they are required to be filed with the SEC, that they are so filed in a timely manner.

8.2     The Company’s periodic reports and other documents filed with the SEC, including all financial statements and other financial information, must comply with applicable federal securities laws and SEC rules.

8.3     Each Director and Employee who contributes in any way to the preparation or verification of the Company’s financial statements and other financial information must ensure that the Company’s books, records and accounts are accurately maintained. Each Director and Employee must cooperate fully with the Company’s accounting and internal audit departments, as well as the Company’s independent registered public accounting firm and legal counsel.

8.4     Each Director and Employee who is involved in the Company’s disclosure process must:

(a)     be familiar with and comply with the Company’s disclosure controls and procedures and its internal control over financial reporting; and

(b)     take all necessary steps to ensure that all Reports filed with the SEC and all other public communications about the financial and business condition of the Company provide full, fair, accurate, timely and understandable disclosure.

9.     Compliance with Laws. Directors and Employees shall make reasonable efforts to comply materially with all applicable governmental laws, rules, and regulations, including insider trading laws, in conducting the Company’s business:

9.1     Directors and Employees should comply, both in letter and spirit, with all applicable laws, rules and regulations in the cities, states and countries in which the Company operates.

9.2     Although not all Directors and Employees are expected to know the details of all applicable laws, rules and regulations, it is important to know enough to determine when to seek advice from appropriate personnel. Questions about compliance should be addressed to the General Counsel.

9.3     No Director or Employee may purchase or sell any Company securities while in possession of material non-public information regarding the Company, nor may any Director or Employee purchase or sell another company’s securities while in possession of material non-public information regarding that company. It is against Company policies and illegal for any Director or Employee to use material non-public information regarding the Company or any other company to:

(a)     obtain profit for himself or herself; or

(b)     directly or indirectly “tip” others who might make an investment decision on the basis of that information.

10.     Reports of Violations of this Code.

(a)     Actions prohibited by this Code involving a Director or executive officer of the Company must be reported to the Audit Committee or the full Board.

(b)     Any other Employee who either personally violates this Code or becomes aware that another Employee has violated this Code, shall promptly notify his or her supervisor or the General Counsel of such violation.

(c)     If the Director or Employee believes that notification under (b) above would not result in a reasonable remedying response, the Director or Employee shall promptly notify the Chairman and Chief Executive Officer, or the President, or such other members of the Board or officers of the Company of the violation, whom the Director or Employee believes will provide a reasonable remedying response.

11.     Determination of Whether a Violation has Occurred. Upon receiving a report of an alleged violation of this Code, the person who receives such report shall promptly conduct a reasonable investigation of the allegations to determine if such allegations are true and if they constitute a violation of this Code. Such investigation shall include the interview of appropriate witnesses, including the accused person, and the collection of relevant documents. In conducting such an investigation, the investigators will keep reasonable records of their actions. Prior to the imposition by the Board of any sanctions, as described below, the accused person shall have a reasonable opportunity to present his or her case to the Board or to an appropriate committee thereof, unless the Board, upon the advice of counsel, determines otherwise. All Directors and Employees are expected to cooperate in any internal investigation of misconduct.

12.     Sanctions. The Company must ensure prompt and consistent action against violations of this Code. If, after a reasonable inquiry of an alleged prohibited action by a Director or executive officer, the Audit Committee determines that a violation of this Code has occurred, the Audit Committee will report such determination to the Board. If, after investigating a report of an alleged prohibited action by any other person, the supervisor, General Counsel or other investigating body determines that a violation of this Code has occurred, they will report such determination to the General Counsel. Upon receipt of such a determination that there has been a violation of this Code, the Board or the General Counsel, as appropriate, will take such preventative or disciplinary action as it deems appropriate, but not limited to, reassignment, demotion, dismissal and, in the event of criminal conduct or other serious violations of the law, notification of appropriate governmental authorities.

13.     Protection of Persons Who Report Violations. No Director or Employee shall take any action to retaliate in any manner against a person who reports a possible violation of this Code, and such retaliation shall itself constitute a separate violation of this Code. The Company does not tolerate acts of retaliation against any Director or Employee or any other person who makes a good faith report of known or suspected acts of misconduct or other violations of this Code.

14.     Waivers. Any waiver of this Code shall only be made by the Board. If the Board grants a waiver of this Code to a member of the Board or to an executive officer of the Company, then the Company shall publicly disclose such waiver as required by NYSE rules and by SEC rules, using SEC Form 8-K (as it may be amended). Any other waiver need not be publicly disclosed in this manner.

15.     Public Availability. The Company shall make this Code publicly available by appropriate means.

ACKNOWLEDGMENT OF RECEIPT AND REVIEW

To be signed and returned to the Legal Department.

I, _______________________, acknowledge that I have received and read a copy of the USANA Health Sciences, Inc. Code of Ethics for Directors and Employees. I understand the contents of the Code and I agree to comply with the policies and procedures set out in the Code.

I understand that I should approach the Legal Department if I have any questions about the Code generally or any questions about reporting a suspected conflict of interest or other violation of the Code.

________________________ [SIGNATURE] ________________________ [PRINTED NAME] ________________________ [DATE]